UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Alcobra Ltd.
(Name of Issuer)

Ordinary Shares, par value of NIS 0.01
(Title of Class of Securities)

M2239P 10 9
(CUSIP Number)

AMIR EFRATI
BROSH CAPITAL L.P.
11 Menachem Begin Rd.
Ramat-Gan, Israel 5268104
+972-77-3206050

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON Brosh Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,117,233
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,117,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,117,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON Exodus Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,377,838
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,377,838
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,377,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON Brosh Funds Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,117,233
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,117,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,117,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON Exodus Management Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,472,983
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,472,983
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,472,983
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. M2239P 10 9

1	NAME OF REPORTING PERSON Amir Efrati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,590,216
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,590,216
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,590,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. M2239P 10 9

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Brosh and Exodus, and held in the Exodus Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference.  The aggregate purchase price of the 1,117,233 Shares owned directly by Brosh is approximately $1,125,524, excluding brokerage commissions. The aggregate purchase price of the 1,377,838 Shares owned directly by Exodus is approximately $1,304,167, excluding brokerage commissions. The aggregate purchase price of the  95,145 Shares held in the Exodus Managed Account is approximately $98,804, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 16, 2017, Brosh sent a letter to Howard B. Rosen, the Chairman of the Board of Directors (the “Board”), in which Brosh expressed its concerns with the Issuer’s record in management, expense controls and corporate governance. In the letter, Brosh addressed: (i) the significant discount that the Issuer is currently trading at since its most recent failure with the metadoxine extended release (MDX) phase III trial and the announcement of its new direction - ADAIR; (ii) the mistrust that shareholders have concerning the Issuer’s ability to allocate capital in light of the misalignment between the management and Board of Directors and shareholders; (iii) the exorbitant executive compensation and operating expenses that has no bearing on reality, based on the Issuer’s performance in the markets; and (iv) a need for change of directors who can be held accountable by the shareholders and who have a strong motivation to maximize shareholder value.

To that end, Brosh sent a request to the Issuer to hold an Extraordinary General Meeting of Shareholders in order to nominate Brosh’s six highly-qualified nominees to the Board:

Jerome Zeldis, M.D., Ph.D, former Chief Medical Officer of Celgene Corporation and CEO Celgene Global Health, currently CMO and President of Clinical Operations Sorrento Therapeutics.

Kevin Connelly, former CEO of VersaPharm (PE backed, sold to Akorn at $440mm) and former CFO of Taro Pharmaceutical Industries.

Yuval Yanai, former VP and CFO of Given Imaging (sold to Covidien for $860mm), former VP and CFO of Koor Industries, Nice Systems and Elscint.

Asher Holzer, Ph.D, Chief Scientific Officer of BioSig, Co-Founder InspireMD.

Amir Efrati, Founder and Managing Partner, Brosh.

Asaf Frumerman, Partner, Brosh.

The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. M2239P 10 9

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 27,560,920 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2016.

A.	Brosh

(a)	As of the close of business on March 15, 2017, Brosh beneficially owned 1,117,233 Shares.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,117,233
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,117,233

(c)	Brosh has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

B.	Exodus

(a)	As of the close of business on March 15, 2017, Exodus beneficially owned 1,377,838 Shares.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,377,838
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,377,838

(c)	The transactions in the Shares by Exodus since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Brosh GP

(a)	As the general partner of Brosh, Brosh GP may be deemed the beneficial owner of the 1,117,233 Shares beneficially owned by Brosh.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,117,233
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,117,233

(c)	Brosh GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

D.	Exodus GP

(a)	As the general partner of Exodus, Exodus GP may be deemed the beneficial owner of the (i) 1,377,838 Shares beneficially owned by Exodus and (ii) 95,145 Shares held in the Exodus Managed Account.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,472,983
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,472,983

(c)
Exodus GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares by Exodus since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Efrati

(a)
Mr. Efrati as the portfolio manager of each of Brosh and Exodus, may be deemed the beneficial owner of the (i) 1,117,233 Shares owned by Brosh; (ii) 1,377,838 Shares owned by Exodus and (iii) 95,145 Shares held in the Exodus Managed Account.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,590,216
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,590,216

(c)
Mr. Efrati has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares by Exodus since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

CUSIP NO. M2239P 10 9

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Issuer’s Chairman of the Board of Directors, dated March 16, 2017.

CUSIP NO. M2239P 10 9

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2017

BROSH CAPITAL L.P.

By:	Brosh Funds Management Ltd.
Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

EXODUS CAPITAL L.P.

By:	Exodus Management Israel Ltd.
Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

BROSH FUNDS MANAGEMENT LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

EXODUS MANAGEMENT ISRAEL LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

/s/ Amir Efrati
Amir Efrati

CUSIP NO. M2239P 10 9

SCHEDULE A

Transaction in the Shares Since the filing of Amendment No. 1 to the Schedule 13D

Nature of Transaction	Date of Purchase/Sale [dd/mm/yyyy]	Securities Purchased	Price Per Share [U.S. cents]

EXODUS CAPITAL L.P.

Purchase of Ordinary Shares	15/03/2017	16,800	118.98
Purchase of Ordinary Shares	14/03/2017	20,882	118.83
Purchase of Ordinary Shares	13/03/2017	54,740	118.93
Purchase of Ordinary Shares	10/03/2017	11,625	117.85